UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Host Hotels & Resorts, Inc.
File No. 1-14625

Host Hotels & Resorts, L.P.
File No. 333-55807

CF #33740
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Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to their Forms 10-K filed February 27, 2007 and March 1, 2007, respectively.

Based on representations by Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.38 filed March 1, 2007   through June 27, 2021
Exhibit 10.41 filed February 27, 2007   through June 27, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary